July 27, 2012

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Russell Exchange Traded Funds Trust (SEC File Nos. 333-160877 and 811-22320) Post Effective Amendment No. 54 to Registration Statement Filed May 23, 2012.

Dear Ms. Browning,

Pursuant to your request, this letter responds to comments you provided Michelle Peters in a telephonic discussion on Monday, July 16, 2012 regarding the Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 54 to the Registration Statement for Russell Exchange Traded Funds Trust (the “Trust” or the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) as of May 23, 2012. Summaries of the comments, and our responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

GENERAL COMMENTS

1.	Comment:	Please file the TANDY representations via EDGAR Correspondence in regard to this post effective amendment.

	Response:	The requested actions will be taken.

2.	Comment:	Please confirm, supplementally, that the Trust and the Fund will be in compliance with the terms and conditions of the order allowing operation of the Fund as an exchange-traded fund.

	Response:	Registrant confirms that the Trust and the Fund will operate in compliance with the terms and conditions of the order allowing the Fund to operate as an exchange-traded fund.

PROSPECTUS

3.	Comment:	Please confirm the terms of the Fund’s contractual fee waiver. Specifically, please confirm that there are no recoupment privileges under the waiver. Additionally, please confirm that the contractual fee waiver has been filed as an exhibit.

	Response:	Registrant confirms that there are no recoupment privileges under the Fund’s contractual fee waiver. Additionally, Registrant confirms that the contractual fee waiver has been filed as an exhibit.

4.	Comment:	In the Example in the “Risk/Return Summary” section of the Prospectus, please remove the parenthetical “(taking into account fee waivers in Year 1 only)” as it is not required by Form N-1A.

	Response:	Instruction 1(b) to Item 3 permits the Registrant to modify the narrative explanation introducing the Example provided in Form N-1A if the modified explanation contains comparable information. Accordingly, Registrant respectfully declines to make the suggested changes as it believes the current disclosure contains comparable information.

5.	Comment:	The “Principal Investment Strategies of the Fund” section states that “…the Fund also may invest in other Underlying ETFs that represent asset classes which are not currently represented by the Underlying ETFs or that pursue investment strategies not pursued by the current Underlying ETFs.” Please clarify in plain English what this alternate strategy entails (i.e., what are the other “asset classes”) and when the Fund will use such a strategy. Additionally, please confirm that this alternate strategy is a principal investment strategy.

	Response:	Registrant notes that this alternate strategy is designed to represent the best strategic and tactical asset allocation thinking regarding global equities. The other “asset classes” refers to the potential holding of fixed income ETFs as a risk-reducing tool, if desired, in periods of maximum pessimism about equity markets. Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

6.	Comment:	Please avoid the use of open-ended terms and phrases. Examples of such open-ended terms and phrases include:

a. The “Principal Investment Strategies of the Fund” section states that “Equity securities may include…” Please use the phrase “consist of” and provide a complete list of equity securities in which the Fund may invest.

b. The “Principal Investment Strategies of the Fund” section states that “The Fund generally will remain gully invested in Underlying ETFs.” Please clarify in plain English what is meant by “generally” (i.e., does it mean principally?).

	Response:	Registrant has reviewed the documents for the use of open-ended terms and phrases. After reviewing, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

7.	Comment:	The second paragraph of the “Principal Investment Strategies of the Fund” section states that the Adviser “buys and holds underlying ETFs for either a long or short period of time…” Please clarify in plain English what the Adviser considers to be “long” and “short” periods of time.

	Response:	Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

8.	Comment:	In the “Principal Investment Strategies of the Fund” section, please define “desired asset classes, sectors and strategies.”

	Response:	Pursuant to Item 4(a), the “Principal Investment Strategies of the Fund” section is designed to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies….” The Registrant believes that the Fund’s current Item 4(a) disclosure accurately summarizes the Fund’s principal investment strategies, as fully described pursuant to Item 9(b). Accordingly, the Registrant declines to make any changes in response to this comment.

9.	Comment:	Please clarify whether the Underlying ETFs are affiliated or unaffiliated. To the extent they are affiliated, please clarify what happens with any fees received by RIMCo at each level.

	Response:	Registrant respectfully notes that the “Principal Investment Strategies of the Fund” section of the Prospectus states that “The Fund may invest in affiliated Underlying ETFs advised by the Adviser. RIMCo and its affiliates receive fees for services provided to these ETFs for management and other services.” Additionally, the “Principal Risks of Investing in the Fund” section of the Prospectus contains the statement, “When the Fund invests in Underlying ETFs, in addition to directly bearing the expenses associated with its own operations, it will bear a pro rata portion of the Underlying ETFs’ expenses (including operating costs and management fees).” Registrant believes that this disclosure is clear and provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to make the requested additional disclosure.

10.	Comment:	Using plain English, please revise the first sentence of the fourth paragraph in the “Principal Investment Strategies of the Fund” section.

Response:

In response to this comment, Registrant has revised the “Principal Investment Strategies of the Fund” section and added the following disclosure to the third paragraph:

RIMCo may manage the Fund’s risk factor exposures with the goal to increase or decrease factor exposures (such as volatility, momentum, value, growth, capitalization size, industry, sector, region/country, dividend yield or currency) or offset undesired benchmark relative over-weights or under-weights. RIMCo may accomplish this through either its long-term strategic allocation among various assets and investments, or through short-term tactical allocations that may temporarily deviate from the strategic allocation in order to manage risk factor exposures.

11.	Comment:	In the “Principal Investment Strategies of the Fund” section, please describe in plain English the “strategic allocation.”

	Response:	Please see the response to Comment 10, above.

12.	Comment:	Please provide additional information with respect to the characteristics of the indices. In particular, please disclose the range of capitalizations in the indices.

	Response:	Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

13.	Comment:	In the “Principal Investment Strategies of the Fund” section, please clarify in plain English the terms “temporary tactical” and “permanent strategic.”

	Response:	Please see the response to Comment 10, above.

14.	Comment:	The “Principal Investment Strategies of the Fund” section states that “RIMCo may utilize either a proprietary or third party quantitative model designed to assess portfolio risk exposures.” Please clarify in plain English the proprietary and third party quantitative models and describe when the Fund will utilize each model.

	Response:	Registrant believes that the disclosure is sufficiently clear to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

15.	Comment:	Please state in the “Principal Investment Strategies of the Fund” section that shareholders may invest directly in the Underlying ETFs.

	Response:	The requested change has been made.

16.	Comment:	The “Principal Investment Strategies of the Fund” section indicates that the Fund may invest in “non-U.S. securities through U.S.-listed Underlying ETFs.” Please clarify whether the Fund will use ADRs as a principal means of investing in such non-U.S. securities. If so, please include ADRs as a principal strategy and disclose all attendant risks associated with ADRs.

	Response:	Registrant notes that it does not expect to use ADRs as a principal means of investing in non-U.S. securities and therefore respectfully declines to include ADRs as a principal strategy or to disclose all attendant risks. While the Fund may make limited investments in ADRs, the vast majority of the Fund’s non-U.S. exposure will result from the Underlying ETFs’ direct holdings of securities of companies domiciled outside the U.S. Registrant believes that the disclosure is sufficiently clear to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

17.	Comment:	If any Underlying ETFs invest in derivatives as a principal investment strategy, please include derivatives as a principal risk of the Fund.

Response:

Registrant notes that the “Other Financial Instruments Including Derivatives” section of the SAI contains the following disclosure:

The Fund will not invest in derivatives. The Underlying ETFs in which the Fund invests may, to a limited extent, and as described below, invest in derivatives; however, the Fund will not invest in Underlying ETFs that use derivatives as a principal investment strategy unless the Underlying ETF uses futures contracts and related options for bona fide hedging, attempting to gain exposure to a particular market, index or instrument, or other risk management purposes.

Registrant does not believe that derivatives are a principal risk of the Fund. Accordingly, Registrant respectfully declines to make the requested change.

18.	Comment:	Please include disclosure in Item 4 stating that the Fund may be significantly exposed to non-U.S. currencies, given that “Currency Risk” is listed as a principal risk of the Underlying ETFs.

	Response:	The requested change has been made.

19.	Comment:	Please properly anchor the second footnote to the corresponding line item in the “Performance” table.

	Response:	The requested change has been made.

20.	Comment:	Please revise the Average Annual Total Returns table for the Fund to include the parenthetical “(reflects no deduction for fees, expenses or taxes)” after the benchmark’s name as required by Item 4 of Form N-1A.

	Response:	The requested change has been made.

21.	Comment:	As a general matter, the Staff objects to filing a prospectus under 485(a) with certain incomplete information. A 485(a) filing should be complete on its face. Please acknowledge that Registrant is aware of the obligation to file a complete prospectus under 485(a) and that it will attempt to satisfy this obligation for future filings to the best of its ability.

Response:

Registrant acknowledges that it is aware of its obligation to file a Prospectus under 485(a) with complete information. Registrant notes, however, that certain information was not provided in the 485(a) filing (such as annual fund operating expenses and fees) because it was not available at the time of filing.

Registrant typically files the 485(a) filing in late May. The Staff generally provides comments on the filing to Registrant approximately 45 days after the filing – typically in early July. Given the printing schedule for the prospectus, Registrant must finalize the Prospectus by mid-July. Complete and accurate data for certain parts of the Prospectus (e.g., the expense table) is generally not available until late June, after the audit of the financial statements from which the data is derived is completed. If Registrant were to wait until that data is available to file the 485(a) filing, there would not be sufficient time for Staff review or for Registrant to respond to the Staff’s comments on the filing before the Prospectus must be finalized. As a result, it has been Registrant’s practice to file the 485(a) filing without certain information. Registrant notes that many other fund groups take a similar approach, presumably because they face similar time constraints. Registrant would be available to discuss this process and time constraints with the Staff.

22.	Comment:	With respect to the Equity Securities disclosure in the “Additional Risk Information” section, please disclose the specific equities in which the Fund will invest and their attendant risks.

	Response:	Registrant notes that although the Index will only hold common stocks, the Funds may, as a result of a corporate action, hold equity securities that are not common stocks. Accordingly, Registrant believes that “Equity Securities Risk” accurately captures the types of equity securities the Fund may hold. Additionally, Registrant notes that participating in such corporate actions, and holding securities outside the Index as a result, is not a principal investment strategy of the Funds and therefore, including a discussion of such in the “Principal Investment Strategies of the Fund” may cause investor confusion and/or mislead investors as to the principal investment strategies of investing in the Funds.

23.	Comment:	In the “Additional Risk Information” section, please distinguish between the principal and non-principal risks for the Fund. The disclosure should clearly categorize a risk as either principal or non-principal.

	Response:	Registrant believes that the disclosure is sufficiently clear to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

24.	Comment:	Please confirm that the Fund’s 80% policy is in compliance with the Fund’s exemptive order.

	Response:	Registrant confirms that the Fund’s 80% policy is in compliance with the Fund’s exemptive order.

25.	Comment:	Please confirm that “Other Expenses” in the “Annual Fund Operating Expenses” table are in fact 0.00%.

	Response:	Registrant confirms that “Other Expenses” in the “Annual Fund Operating Expenses” table are in fact 0.00%, as the Fund operates under a unified fee structure.

STATEMENT OF ADDITIONAL INFORMATION

1.	Comment:	Please confirm that all non-principal investment strategies and risks are disclosed in the SAI. Moreover, to the extent that principal investment strategies and risks are disclosed in the SAI, please confirm that all principal investment strategies and risks are also disclosed in the Prospectus or revise accordingly. To the extent they are clearly distinguished and identified as such (e.g., through the use of headings, etc.).

	Response:	Registrant confirms that all non-principal investment strategies and risks are disclosed in the SAIs. Registrant further confirms that all principal risks disclosed in an SAI are also disclosed in the Prospectus. Finally, Registrant confirms that the principal and non-principal risks are appropriately distinguished from each other.

2.	Comment:	Where the SAI refers to a legal authority (e.g., “the 1940 Act” in the third investment restriction), please confirm supplementally that the SAI includes additional disclosure clarifying what that authority entails. Alternatively, please add such disclosure into the SAI.

	Response:	To the extent that disclosure clarifying legal authority was not already included in the SAI, Registrant has added such disclosure.

3.	Comment:	Please disclose in the SAI what the Fund will do when it reaches the 15% limit on illiquid securities and the 33 1/3% limit on borrowing.

	Response:	Registrant notes that, with respect to the limit on illiquid securities, the “General Investment Strategies and Portfolio Instruments” section of the SAI currently states that the limitation is applied at the time of purchase. With respect to borrowings, the “Investment Restrictions” section of the SAI currently states that the restriction applies constantly and not only at the time a borrowing is made. Registrant believes this disclosure is sufficient and respectfully declines to make any changes in response to this comment.

4.	Comment:	In the Investment Restrictions section of the SAI, add disclosure stating the limitations of the Fund to invest in reverse repurchase agreements.

	Response:	The Fund has no restrictions on the amount that it may invest in reverse repurchase agreements, except as mandated by the 1940 Act and interpretations of Section 18 of the 1940 Act. Therefore, no additional disclosure has been added to the SAI in response to this comment.

5.	Comment:	Please disclose as a non-fundamental policy that the Fund will pledge assets to secure borrowings. Alternatively, please confirm supplementally that the Fund will not pledge assets to secure borrowings.

Response:

In response to this comment, Registrant has added the following disclosure:

Under the 1940 Act, the Fund is presently permitted to borrow up to 5% of its total assets from any person for temporary purposes, and may also borrow from banks, provided that if borrowings exceed 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the company’s other assets. Put another way, an investment company may borrow, in the aggregate, from banks and others, amounts up to one-third (33 1/3%) of its total assets (including those assets represented by the borrowing). Accordingly, if the Fund were required to pledge assets to secure a borrowing, it would pledge no more than one-third (33 1/3%) of its assets.

The Fund will not purchase additional securities while outstanding cash borrowings exceed 5% of total assets.

Please call me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Leah Schubert
Leah Schubert

cc:	John V. O’Hanlon
Mary Beth Rhoden